     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2001


                                            REGISTRATION STATEMENT NO. 333-34640
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                         QUESTAR MARKET RESOURCES, INC.

             (Exact Name of Registrant as Specified in Its Charter)

                    UTAH                                             87-0287750
      (State or Other Jurisdiction of                             (I.R.S. Employer
       Incorporation or Organization)                          Identification Number)

                           180 EAST 100 SOUTH STREET
                                P. O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                            CONNIE C. HOLBROOK, ESQ.
                         QUESTAR MARKET RESOURCES, INC.
                           180 EAST 100 SOUTH STREET
                                P. O. BOX 45601
                        SALT LAKE CITY, UTAH 84145-0601
                                 (801) 324-2600
            (Name, address, including zip code, and telephone number
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         RICHARD J. GROSSMAN, ESQ.                             PAUL C. PRINGLE, ESQ.
  Skadden, Arps, Slate, Meagher & Flom LLP                        Brown & Wood LLP
             Four Times Square                           555 California Street, Suite 5000
       New York, New York 10036-6522                      San Francisco, California 94104
              (212) 735-3000                                      (415) 772-1200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                         PROPOSED
                                                                    PROPOSED              MAXIMUM
          TITLE OF SECURITIES                AMOUNT TO BE       MAXIMUM OFFERING         AGGREGATE            AMOUNT OF
            TO BE REGISTERED                  REGISTERED        PRICE PER NOTE(1)    OFFERING PRICE(1)    REGISTRATION FEE
% Notes Due 2011........................     $150,000,000             100%             $150,000,000            $39,600

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the fees and expenses payable by us in connection with the offering of the notes registered hereunder. All such fees and expenses other than the Securities and Exchange Commission Registration Fee are estimated.

Securities and Exchange Commission Registration Fee.........  $ 39,600
Printing Expenses...........................................    35,000
Legal Fees and Expenses.....................................   265,000
Accounting Fees and Expenses................................   200,000
Blue Sky Fees and Expenses..................................     5,000
Trustee's Fees and Expenses.................................     6,000
Rating Agency Fees..........................................    65,000
Miscellaneous...............................................     4,400
                                                              --------
Total.......................................................  $620,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Reference is made to Section 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

    Our Bylaws provide that we may voluntarily indemnify any individual made a party to a proceeding because he is or was our director, officer, employee or agent against liability incurred in the proceeding, but only if we have authorized the payment in accordance with the applicable statutory provisions of the Utah Revised Business Corporation Act (Sections 16-10a-902, 16-10a-904 and 16-10a-907) and a determination has been made in accordance with the procedures set forth in such provision that such individual conducted himself in good faith, that he reasonably believed his conduct, in his official capacity with us, was in its best interests and that his conduct, in all other cases, was at least not opposed to our best interests, and that he had no reasonable cause to believe his conduct was unlawful in the case of any criminal proceeding. The foregoing indemnification in connection with a proceeding by or in our right is limited to reasonable expenses incurred in connection with the proceeding, which expenses may be advanced by us. Our Bylaws provide that we may not voluntarily indemnify our director, officer, employee or agent in connection with a proceeding by or in our right in which such individual was adjudged liable to us or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

    Our Bylaws provide further that we shall indemnify our director, officer, employee or agent who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party because he is or was such a director, officer, employee or agent, against reasonable expenses incurred by him in connection with the proceeding.

    Our Bylaws further provide that no director shall be personally liable to us or our stockholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on us or our shareholders; (c) any action that would result in liability of the director under the applicable statutory provision concerning unlawful distributions; or (d) an intentional violation of criminal law.

    Our parent maintains an insurance policy on behalf of our officers and directors pursuant to which (subject to the limits and limitations of such policy) the officers and directors are insured against certain expenses in connection with the defense of actions or proceedings, and certain liabilities which might be imposed as a result of such actions or proceedings, to which any of them is made a party by reason of being or having been a director or officer.

    Reference is made to Sections 6 and 7 of the Purchase Agreement, the form of which is filed as Exhibit 1.01 hereto, for the description of the indemnification and contribution arrangements for this offering.

ITEM 16. EXHIBITS

    (a) Exhibits:


       EXHIBIT
       NUMBER                                              DESCRIPTION
---------------------              ------------------------------------------------------------
                *1.01      --      Form of Purchase Agreement.
                 4.01      --      Form of Indenture, dated as of       , 2001, between us and
                                   Bank One, NA, as Trustee, relating to our debt securities.
                 4.02      --      Form of Note.
                *5.01      --      Opinion of Connie C. Holbrook, Esq.
                *5.02      --      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
               *12.01      --      Statement of Computation of Ratio of Earnings to Fixed
                                   Charges.
               *23.01      --      Consent of Ernst & Young LLP.
               *23.02      --      Consent of Connie C. Holbrook, Esq. (included in
                                   Exhibit 5.01).
               *23.03      --      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                                   (included in Exhibit 5.02).
               *23.04      --      Consent of Ryder Scott Company, LP
               *23.05      --      Consent of H.J. Gruy and Associates, Inc.
               *23.06      --      Consent of Netherland Sewell & Associates, Inc.
               *23.07      --      Consent of Malkewicz Hueni Associates Ltd.
               *23.08      --      Consent of Gilbert Laustsen Jung Associates Ltd.
               *24.01      --      Form of Power of Attorney (included on signature page to the
                                   Registration Statement).
               *25.01      --      Statement of Eligibility of Trustee on Form T-1.


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*   Previously filed

ITEM 17. UNDERTAKINGS

    A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
       Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Utah law and the registrant's bylaws, a summary of which is set forth in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    C.  The undersigned registrant hereby undertakes that:

       1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on the 2nd day of March, 2001.


                                                       QUESTAR MARKET RESOURCES, INC.

                                                       By:               /s/ G.L. NORDLOH
                                                            -----------------------------------------
                                                                           G.L. Nordloh
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
                    *
    ---------------------------------       Chairman of the Board and Director
                R.D. Cash

                    *                       President and Chief Executive
    ---------------------------------         Officer; Director (Principal
               G.L. Nordloh                   Executive Officer)

                    *                       Vice President, Treasurer and Chief
    ---------------------------------         Financial Officer (Principal
                S.E. Parks                    Financial Officer)

                    *
    ---------------------------------       Manager, Accounting (Principal
             B. Kurtis Watts                  Accounting Officer)

                    *
    ---------------------------------       Director
               Teresa Beck

                    *
    ---------------------------------       Director
             Patrick J. Early

                    *
    ---------------------------------       Vice Chairman of the Board and
             Keith O. Rattie                  Director

                   NAME                                    TITLE                         DATE
                   ----                                    -----                         ----
                    *
    ---------------------------------       Director
             William N. Jones


*By:               /s/ G.L. NORDLOH
             ----------------------------
                     G.L. Nordloh                                                         March 2, 2001
                 AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                              DESCRIPTION
---------------------              ------------------------------------------------------------
                *1.01      --      Form of Purchase Agreement.
                 4.01      --      Form of Indenture, dated as of             , 2001, between
                                   us and Bank One, NA, as Trustee, relating to our debt
                                   securities.
                 4.02      --      Form of Note.
                *5.01      --      Opinion of Connie C. Holbrook, Esq.
                *5.02      --      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
               *12.01      --      Statement of Computation of Ratio of Earnings to Fixed
                                   Charges.
               *23.01      --      Consent of Ernst & Young LLP.
               *23.02      --      Consent of Connie C. Holbrook, Esq. (included in
                                   Exhibit 5.01).
               *23.03      --      Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                                   (included in Exhibit 5.02).
               *23.04      --      Consent of Ryder Scott Company, LP
               *23.05      --      Consent of H.J. Gruy and Associates, Inc.
               *23.06      --      Consent of Netherland Sewell & Associates, Inc.
               *23.07      --      Consent of Malkewicz Hueni Associates Ltd.
               *23.08      --      Consent of Gilbert Laustsen Jung Associates Ltd.
               *24.01      --      Form of Power of Attorney (included on signature page to the
                                   Registration Statement).
               *25.01      --      Statement of Eligibility of Trustee on Form T-1.


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*   Previously filed